:HANGE COMMISSION
, D.C. 20549

05040282

VF MAR 29 2005

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

'AGE
rokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-1361

RECD S.E.C.
FEB 28 2005
1086

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scott & Stringfellow, Inc

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

909 East Main Street
(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall Saufley, Senior Vice President and Controller 804-649-3965
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

101 CentrePort Drive, Suite 250	Greensboro	North Carolina	27409
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



3/30



PricewaterhouseCoopers LLP
101 CentrePort Drive
Suite 250
Greensboro NC 27409
Telephone (336) 665 2700
Facsimile (336) 665 2699

Report of Independent Auditors

To the Board of Directors and Stockholder of
Scott & Stringfellow, Inc.
(a subsidiary of BB&T Corporation):

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity, of liabilities subordinated to claims of general creditors, and of cash flows, present fairly, in all material respects, the financial position of Scott & Stringfellow, Inc. (the "Company") at December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

PricewaterhouseCoopers LLP

February 21, 2005

Scott & Stringfellow, Inc.
Statement of Financial Condition
December 31, 2004

Assets		
Cash	$	5,952,635
Cash segregated under federal regulations		120,576,929
Securities purchased under agreements to resell		234,886,935
Securities owned, at estimated fair value		85,919,371
Securities owned, pledged to counterparties		61,405,982
Securities borrowed		2,004,000
Receivable from customers		148,588,826
Receivable from non-customers		725,770
Receivable from brokers, dealers and clearing organizations		26,627,624
Exchange memberships, at impaired value		2,817,000
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $22,169,739)		5,321,124
Goodwill		71,149,850
Notes receivable		1,203,376
Deferred tax asset		192,000
Other assets		56,399,910
Total assets	$	823,771,332
Liabilities and stockholder's equity		
Securities sold under agreements to repurchase	$	82,528,277
Securities sold, not yet purchased, at estimated fair value		49,480,502
Short-term borrowing with affiliate		150,000,000
Short-term borrowing with non-affiliate		32,194,000
Payable to customers		211,964,687
Payable to brokers, dealers and clearing organizations		38,834,351
Accrued interest payable		278,852
Accrued expenses, compensation and other liabilities		49,058,069
Total liabilities		614,338,738
Commitments and contingencies (Notes 16 and 17)		-
Liabilities subordinated to claims of general creditors		60,000,000
Stockholder's equity		
Common stock, no par value; 2,400,000 shares authorized; 168 shares issued and outstanding		842,756
Additional paid-in capital		150,509,507
Accumulated deficit		(1,919,669)
Total stockholder's equity		149,432,594
Total liabilities and stockholder's equity	$	823,771,332

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

Scott & Stringfellow, Inc. (Company) is a wholly owned subsidiary of BB&T Corporation (Parent or Corporation), a financial services holding company headquartered in North Carolina. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange, Inc. (NYSE), the National Association of Securities Dealers, Inc. (NASD), and other exchanges.

The Company deals in U.S. Government and agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market instruments and other financial instruments. Additionally, the Company offers mutual funds, annuities, life insurance products and margin loans. The Company also offers various investment banking and financial advisory services in connection with mergers and acquisitions, restructuring, private placements, loan syndications, loan trading and project financings. The Company provides these services to corporate clients, institutional investors and individuals.

In May 2000, National Financial Securities Corporation (NFSC), a wholly owned subsidiary of the Company, was formed to facilitate the issuance of asset-backed securities. Since its inception, no issuances of asset-backed securities have occurred. In December 2004, the Company filed for dissolution of NFSC. As the entity was dissolved at December 31, 2004, NFSC was not consolidated in these financial statements.

2. Summary of Significant Accounting Policies

Basis of presentation
The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts and disclosures. These estimates and assumptions are based on judgment and available information and consequently, actual results could be materially different from these estimates. The more significant estimates relate to impairment analyses of goodwill and exchange memberships, and accrued expenses.

In certain instances, amounts reported in prior years' financial statements have been reclassified to conform to statement presentation selected for 2004. Such reclassifications had no effect on previously reported stockholder's equity or net income.

Securities purchased under agreements to resell and securities sold under agreements to repurchase
Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at the contractual amounts plus accrued interest. It is the Company's policy to obtain the use of securities relating to resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when deemed appropriate.

Securities borrowed and securities loaned
Securities borrowed and securities loaned for cash collateral are included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. Interest income and interest expense are recorded on an accrual basis. The Company measures the estimated fair value of the securities borrowed and loaned against the collateral on a daily basis and additional collateral is obtained or excess is returned to ensure that such transactions are appropriately collateralized.

Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased, are valued at estimated fair value with the resulting net gains or losses on principal transactions reflected in earnings. Quoted market prices are generally used as a basis to determine the estimated fair values of trading instruments. If quoted prices are not available, fair values are estimated on the basis of dealer quotes or quoted market prices for instruments with similar characteristics. Securities transactions of the Company in regular way trades are recorded on a trade date basis. Amounts receivable and payable for regular way securities transactions that have not yet reached settlement are recorded net in the Statement of Financial Condition.

Customer securities transactions

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Customer securities transacted on a margin basis are collateralized by cash or securities. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when deemed appropriate. A substantial portion of receivables is due from customers residing in the southeastern United States of America.

Non-customer securities transactions

Non-customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Investment banking fees

Investment banking fees include underwriting revenue, merger and acquisition, private placement and advisory fees. Underwriting revenue is reflected net of syndicate expenses and arises from securities offerings in which the Company acts as an underwriter and is recorded at the time the underwriting is complete and the income reasonably determinable. Advisory fees are recorded at the time the related transaction is complete and the income is reasonably estimable.

Exchange memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a lesser value that reflects management's estimate of the effects of the impairment. In 2004, the Company recognized an impairment loss of $1,999,447 due to other than temporary impairment of certain of its exchange memberships.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment, and amortization of leasehold improvements is based on both straight-line and accelerated methods over the estimated useful lives of the assets (ranging from 3 to 7 years) or the terms of the leases. Gains and losses incurred upon the disposition of furniture and equipment are reflected in earnings.

Goodwill and other intangible assets

Goodwill primarily includes the excess of purchase price over the fair value of the net assets of Craigie Incorporated (Craigie), which the Corporation acquired in 1997 and of the Company, which the Corporation acquired in 1999. The Corporation merged Craigie with the Company in 1999. Effective January 1, 2002, as required by the Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill is no longer amortized but is subject to an annual impairment test. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible impairment. With the adoption of SFAS 142 and through December 31, 2004, the Company did not record any goodwill impairment. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Other intangible assets primarily include purchased books of business and are amortized over their useful lives. These intangible assets are included in the Statement of Financial Condition in Other assets, with amortization expense included in the Statement of Operations in Other operating expenses. These intangible assets are also subject to an annual impairment test and the recoverability of intangible assets are also evaluated if events or circumstances indicate a possible impairment. With the adoption of SFAS 142 and through December 31, 2004, the Company did not record any intangible asset impairment. There can be no assurance that future impairment tests will not result in a charge to earnings.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent re-pricing.

Derivative financial instruments
The Company utilizes derivative financial instruments to manage various financial risks. These derivatives primarily consist of interest rate swaps and futures contracts. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. The Company does not designate its derivative financial instruments as a hedge under Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activity" (SFAS 133), as amended, and therefore changes in the value of the interest rate swap are recognized in current period earnings.

Income taxes
The provision for income taxes is based upon income before taxes for financial statement purposes, adjusted for nontaxable income and nondeductible expenses. Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from the financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes, with the cumulative effects included in the current year's income tax provision.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. The amount of current tax or benefit calculated is either remitted to or received from the Corporation. The allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method.

Stock Compensation
In December 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (SFAS 148), which amends Statement of financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS 123), to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The provisions of the statement were effective December 31, 2002.

The Corporation currently intends to continue to account for stock-based compensation under the intrinsic value method set forth in Accounting Principles Board Opinion 25 "Accounting for Stock Issued to Employees" (APB 25). For this reason, the transition guidance of SFAS 148 does not have an impact on the Company's financial position or results of operations. SFAS 148 amends existing guidance with respect to required disclosures, regardless of the method of accounting used. The revised disclosure requirements are presented in Note 13.

3. Cash Segregated under Federal Regulations

At December 31, 2004, cash of $120,576,929 was segregated in special reserve bank accounts for the exclusive benefit of customers under the SEC's "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 (SEC Rule 15c3-3).

4. Receivables From and Payables To Brokers, Dealers and Clearing Organizations

The balances shown as receivables from and payables to brokers, dealers and clearing organizations represent amounts due for security transactions made in connection with the Company's normal trading and borrowings activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at December 31, 2004 were as follows:

	Receivable	Payable
Fails to deliver and receive	$ 24,452,372	$ 30,117,671
Clearing organizations	-	3,805,076
Other	2,175,252	4,911,604
Total	$ 26,627,624	$ 38,834,351

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2004 consisted of trading securities reported at estimated fair value as presented below:

	Securities Owned	Securities Sold, Not Yet Purchased
State and municipal obligations	$ 98,674,175	$ -
U.S. government and agency obligations	32,424,881	40,520,292
Corporate obligations	12,055,837	2,032,657
Equities	1,345,548	6,927,553
Other	2,824,912	-
Less: securities owned, pledged to counterparties	(61,405,982)	-
Total	$ 85,919,371	$ 49,480,502

Securities owned, pledged to counterparties represent assets pledged under repurchase and securities lending transactions in which the agreement gives the counterparty the right to sell or repledge the underlying assets, which is discussed further in Note 16.

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2004:

Furniture and equipment	$	8,742,166
Alterations and improvements		6,578,726
Computer equipment		8,675,475
Computer software		3,494,496
Less: accumulated depreciation		(22,169,739)
Total	$	5,321,124

7. Goodwill and Other Intangible Assets

During 2004, goodwill of $202,996 was recorded for the contingent consideration related to the Company's 2002 acquisition of Ryan, Lee & Co., Inc. As of December 31, 2004, $126,257 was paid and the remaining $76,739 is recorded in Accrued expenses, compensation and other liabilities. In August 2004, the Company acquired an identified intangible asset with the purchase of a book of business for the Company's New York office location in the amount of $500,000. The estimated useful life of this intangible asset is 5 years. Amortization expenses related to this intangible asset is included in Other operating expenses in the Statement of Operations and totaled $55,556 in 2004. The net carrying amount of this intangible asset at December 31, 2004 included in Other assets in the Statement of Financial Condition is $444,444.

8. Note Receivable

The Company received a promissory note as payment for the sale of certain fixed assets in 2000. The amount of the noninterest-bearing note was $1,400,000. Installment payments of the lesser of $250,000 or 5% of the purchaser's gross revenues are due per annum and began March 31, 2003. As of December 31, 2004, the discounted value of the note was $1,203,376.

9. Short-Term Borrowings

The Company maintains a line of credit from an established financial institution totaling $25,000,000, none of which was outstanding as of December 31, 2004. Interest rates payable on outstanding balances on the Company's lines of credit ranged from 1.52% to 2.94% per annum, throughout 2004. Additional bank lines of credit are available on a short-term basis for the purpose of financing new underwritings.

The Company maintains demand loan with an established financial institution equal to the greater of $100,000,000 or available collateral. As of December 31, 2004, $32,194,000 was outstanding with an interest rate which ranged from 1.25% to 2.81% per annum, throughout 2004. The Company has pledged securities owned in the amount of $32,194,000, as collateral for this borrowing. There is no established maturity date under the agreement with this institution. Additional bank lines of credit are available on a short-term basis for the purpose of financing new underwritings.

The Company maintains an unsecured line of credit from the Corporation totaling $150,000,000. As of December 31, 2004, $150,000,000 was outstanding with an effective interest rate which ranged from 1.00% to 2.00% per annum, throughout 2004. There is no established maturity date under the agreement with the Corporation.

10. Liabilities Subordinated to Claims of General Creditors

During 1999, the Company entered into an agreement with the Corporation for a subordinated note in the amount of $15,000,000 due on December 15, 2004, which was extended through December 15, 2005. In November 2000, the Company borrowed $15,000,000, due November 15, 2004, which was extended through November 15, 2005. In June 2003, the Company borrowed $30,000,000 due June 26, 2006, resulting in the total liabilities subordinated to claims of general creditors of $60,000,000 outstanding at December 31, 2004. Payment of principal is subordinate to the claims of all present and future creditors occurring prior to maturity. The subordinated borrowings are covered by agreements approved by the NYSE and qualify as capital in computing net capital under the SEC's "Uniform Net Capital Rule" Rule 15c3-1 (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Interest accrues at three-month LIBOR rate plus 0.8% per annum and is adjusted quarterly. Interest is payable to the Corporation monthly. Interest expense on these subordinated liabilities for the year ended December 31, 2004 was $1,304,517.

11. Income Taxes

The income tax expense included in the Statement of Operations for the year ended December 31, 2004, consists of the following:

Current:		
Federal	$	3,698,712
State		679,195
		4,377,907
Deferred:		
Federal		(469,876)
State		(40,124)
		(510,000)
Total income tax	$	3,867,907

Income tax expense differs from the amount computed by applying the 35% statutory federal income tax rate to income before income taxes for the following reasons:

Federal tax expense, computed at statutory rate	$	3,693,974
Tax-exempt interest, net of nondeductible interest expense		(273,193)
State income tax, net of federal benefit		421,723
Meals and entertainment		197,430
Other		(172,027)
Income tax expense	$	3,867,907

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, included in the Statement of Financial Condition, and deferred tax liabilities at December 31, 2004, are presented below:

Deferred tax assets:	
Reserves	$ 593,929
Deferred compensation	223,261
Depreciation	947,784
Other	48,875
Total deferred tax assets	1,813,849
Deferred tax liabilities:	
Exchange seats	918,068
Installment sale	371,475
Investment in partnerships	299,085
Other	33,221
Total deferred tax liabilities	1,621,849
Net deferred tax asset	$ 192,000

The Company has no valuation adjustment for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

12. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,000,000.

In addition, the Company may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to the Corporation or employees if net capital falls below 5% of aggregate debit items.

At December 31, 2004, the Company had net capital of $84,733,822, which was $80,889,480 in excess of its minimum net capital requirement of $3,844,342. Net capital as a percent of aggregate debit balances was 44.56% at December 31, 2004.

13. Benefit Plans

Certain employees may participate in the Corporation's tax-qualified savings plan (Saving Plan) established pursuant to Section 401(k) of the Internal Revenue Code. Employees who have completed one or more years of service are eligible to participate in the Savings Plan by contributing up to 25% of their compensation to the Savings Plan. The Company matches up to 6% of the employee's contribution with a 100% matching contribution. Total employer contributions to the Savings Plan amounted to $4,253,078 in 2004.

The Corporation has a nonqualified and unfunded deferred compensation arrangement for selected highly compensated employees. The nonqualified plan allows participants to defer compensation and to receive a matching contribution for deferrals into this plan on compensation above the Internal Revenue Code limitations. During 2004, the Company's expense pursuant to this plan amounted to $629,261.

During 2000, the Corporation acquired Edgar M. Norris & Co., Inc. (Edgar Norris) in a purchase transaction. Edgar Norris was merged with and into the Company during March 2001. In conjunction with the acquisition of Edgar Norris, certain employees became eligible to receive shares of the Corporation's

common stock at specified dates through July 15, 2005. During 2004, 5,969 shares of the Corporation's common stock were distributed to eligible employees under the plan. There was $171,336 of compensation cost charged to the Company related to the stock award during the year ended December 31, 2004.

Certain employees may participate in stock-based compensation plans that are maintained by the Corporation. These plans provide for grants of stock options (incentive and nonqualified), stock appreciation rights, restricted stock, performance units and performance shares. The Company accounts for its stock-based compensation based on the intrinsic value method set forth in APB 25 and related Interpretations, under which no compensation cost has been recognized for any of the periods presented, except with respect to certain stock plans as disclosed in the accompanying table. The following table presents the Company's net income and pro forma net income assuming compensation cost had been determined based on the fair value at the grant dates for awards granted after December 31, 1994, consistent with the method prescribed by SFAS 123. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model.

Net income as reported	$	6,686,305
Add: stock-based compensation included in reported net income, net of tax		104,533
Deduct: total stock-based compensation expense determined under SFAS 123 for all awards, net of tax		(293,693)
Pro Forma Net Income	$	6,497,145

14. Related Party Transactions

The Corporation provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as payroll and other administrative services. Management fees paid to the Corporation and included in the Statement of Operations totaled $7,977,192 in 2004.

At December 31, 2004, the Company had several bank accounts with the Corporation, or other subsidiaries of the Corporation, with a net balance of $26,769,224. Other miscellaneous receivables from the Corporation totaled $860,458 at December 31, 2004, and are in included in Other assets in the Statement of Financial Condition. Other miscellaneous payables to the Corporation totaled $1,536,551 at December 31, 2004, and are included in Accrued expenses, compensation and other liabilities in the Statement of Financial Condition.

Receivables from non-customers include those receivable balances related to directors of the Company or relatives of directors of the Company at December 31, 2004 and totaled $725,770 as included in the Statement of Financial Condition.

15. Financial Instruments with Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-balance sheet credit and market risk. The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets. Receivables from and payables to brokers, dealers, customers and non-customers include unsettled trades which may expose the Company to credit and market risk in the event the customer is unable to fulfill its contractual obligations. The Company also bears market risk for unfavorable changes in the price of securities sold but not yet purchased.

Customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements. The credit is collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company monitors required margin levels daily and requires the customer to deposit additional collateral, or to reduce positions, when necessary. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

Until December 2004 and in the normal course of business, the Company entered into contractual commitments for futures contracts. Futures contracts are agreements to buy or sell quantities of financial instruments or commodities at predetermined future dates and rates or prices. At December 31, 2004, there were no futures contracts held by the Company. On December 6, 2004, the Company entered into an interest rate swap with an established financial institution with a notional amount of $10,000,000 and a ten-year maturity. The estimated fair value of this swap at December 31, 2004 included in Other liabilities in the Statement of Financial Condition is $31,819, representing the changes in fair value since inception, net of accrued interest.

The contractual or notional amounts of derivative transactions represent the extent of the Company's involvement in these products, but do not represent the potential for gains or losses associated with the market risk or credit risk of such transactions. Market risk arises from changes in exchange rates. To the extent these transactions are used to hedge other financial instruments, the market risk may be partially or fully mitigated. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations.

The Company has established credit policies for commitments involving financial instruments with off-balance sheet credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing these derivative transactions through regulated exchanges, which are subject to more stringent policies and procedures than over-the-counter transactions.

16. Commitments and Contingencies

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the Statement of Financial Condition at the estimated fair market value of such securities. The Company will incur a loss if the estimated fair price of the securities increases subsequent to December 31, 2004.

At December 31, 2004, the Company had receivables under securities borrowed transactions of $2,004,000 reflected in the Statement of Financial Condition. The securities underlying these transactions had an estimated fair value of $1,934,693.

At December 31, 2004, the Company had receivables under resale agreements of $234,886,935 and payables under repurchase agreements of $82,528,277 reflected in the Statement of Financial Condition. These agreements had underlying collateral with estimated fair values of $243,730,567 and $84,769,576, respectively.

At December 31, 2004, the estimated fair values of collateral received that can be sold or repledged by the Company were:

Sources of Collateral		Estimated Fair Value
Securities purchased under agreements to resell	$	243,730,567
Securities borrowed		1,934,693
Customer securities available under rehypotheciation agreements		179,140,681
Total Sources of Collateral	$	424,805,941

At December 31, 2004, estimated fair values of collateral received that were sold or repledged by the Company were:

Uses of Collateral		Estimated Fair Value
Securities sold under agreements to repurchase	$	84,769,576
Total Uses of Collateral	$	84,769,576

In connection with its underwriting activities, the Company enters into commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2004, the Company had $17,650,000 in open underwriting commitments.

The Company is obligated under noncancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2011. Rent expense for the year ended December 31, 2004 and included in Occupancy and equipment in the Statement of Operations totaled $7,180,994. At December 31, 2004, the Company had minimum lease obligations related to these and other noncancelable operating leases as follows:

For the years ending December 31:		
2005	$	5,593,446
2006		4,178,560
2007		3,157,393
2008		2,259,916
2009		1,879,638
Thereafter		992,496
Total minimum future payments	$	18,061,449

17. Litigation

Due to the nature of its business, the Company is subject to various threatened or pending legal actions. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based upon legal advice of counsel, does not expect the final outcome of threatened or pending suits to have a material adverse effect on its financial position or results of operations.

18. Subsequent Event

In January 2005, the Company consummated its acquisition of Windsor Group LLC and affiliate Windsor Advisory Services LLC (collectively, Windsor) an investment bank and a registered broker/dealer, respectively, located in Reston, Virginia. Windsor provides merger and acquisition, corporate finance and valuation services to companies in the aerospace, defense, government services, information technology and telecommunication industries. The Company acquired Windsor through a cash purchase with an aggregate purchase price of $11,500,000.